

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 8, 2016

James F. Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, NY

      Re: Checkpoint Therapeutics, Inc.
            Form 10-12G
            Filed July 11, 2016
            File No. 000-55506

Dear Mr. Oliviero:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Joseph McCann for

                                    Suzanne Hayes
                                    Assistant Director
                                    Office of Healthcare and Insurance